UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of February 2020

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On February 24, 2020, EXFO Inc., a Canadian corporation, updated its revenue outlook for the second quarter of fiscal 2020 due to the coronavirus impact on its supply chain and manufacturing operations in China as well as an information technology issue.

This report on Form 6-K sets forth the press release issued on February 24, 2020 relating to EXFO’s factory and supply chain affected by the coronavirus, EXFO’s updated forecasts revenue and prior revenue guidance, and the Material Change Report addressed to the Canadian Securities Authorities. This material change report and the press release are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.

By:	/s/ Benoit Ringuette
Name:	Benoit Ringuette
Title:	General Counsel and Corporate Secretary

Date: March 2, 2020

FORM 51-102F3
MATERIAL CHANGE REPORT
EXFO Inc. (“EXFO”)

ITEM 1:	Name and Address of Company

EXFO Inc.
400 Godin Avenue
Quebec, Quebec, G1M 2K2
Canada

ITEM 2:	Date of Material Change

February 24, 2020.

ITEM 3:	News Release

EXFO issued a press release indicating the material change on February 24, 2020 in Canada on Canada NewsWire and in the United States on New York Metro.

ITEM 4:	Summary of Material Change

EXFO’s supply chain and manufacturing operations in China are impacted by the coronavirus.

ITEM 5:	Full Description of Material Change

To contain the spread of infection, Chinese public health authorities have imposed preventive measures within affected regions including an extended shutdown of businesses, restrictions on various forms of public transportation and lockdown periods for individuals—all of which are affecting EXFO’s factory and supply chain. EXFO updated its revenue outlook for the second quarter of fiscal 2020 due to the coronavirus impact on its supply chain and manufacturing operations in China as well as an information technology issue. EXFO now forecasts revenue, for the second quarter that ended on February 29, will reach approximately US$55 million. Prior revenue guidance had been established between US$66 to US$71 million for the second quarter of fiscal 2020. Management expects revenue to accelerate in upcoming quarters as operations return to full capacity. EXFO will announce financial results for the second quarter of fiscal 2020 on April 7 as planned.

ITEM 6:	Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

ITEM 7:	Omitted Information

Not applicable.

ITEM 8:	Executive Officer

For further information, please contact Mr. Pierre Plamondon, Chief Financial Officer and Vice-President Finance or Benoit Ringuette, General Counsel and Corporate Secretary at 418.683.0211.

ITEM 9:	Date of Report

March 2, 2020.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and the applicable Canadian securities legislation. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, including trade wars and recessions; our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the communications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

PRESS RELEASE
For immediate release

EXFO updates revenue outlook for second quarter of fiscal 2020

QUEBEC CITY, CANADA, February 24, 2020 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF) updated today its revenue outlook for the second quarter of fiscal 2020 due to the coronavirus impact on its supply chain and manufacturing operations in China as well as an information technology issue.

EXFO now forecasts revenue for the second quarter ending on Feb. 29 will reach approximately US$55 million. Prior revenue guidance had been established between US$66 to US$71 million for the second quarter of fiscal 2020. Management expects revenue to accelerate in upcoming quarters as operations return to full capacity.

To contain the spread of infection, Chinese public health authorities have imposed preventive measures within affected regions including an extended shutdown of businesses, restrictions on various forms of public transportation and lockdown periods for individuals—all of which are affecting EXFO’s factory and supply chain.

EXFO will announce financial results for the second quarter of fiscal 2020 on April 7 as planned.

“The safety of our employees, customers and partners is our top priority as the coronavirus public health emergency unfolds,” said EXFO’s CEO Philippe Morin. “Despite these temporary disruptions, we’re implementing the required actions to return to our normal course of business as quickly as possible. Demand drivers for fiber and 5G deployments remain robust on a global basis.”

About EXFO
EXFO (NASDAQ: EXFO) (TSX: EXF) develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry. Our customers count on us to deliver superior network performance, service reliability and subscriber insights. They count on our unique blend of equipment, software and services to accelerate digital transformations related to fiber, 4G/LTE and 5G deployments. They count on our expertise with automation, real-time troubleshooting and big data analytics, which are critical to their business performance. We’ve spent over 30 years earning this trust, and today 1,900 EXFO employees in over 25 countries work side by side with our customers in the lab, field, data center and beyond.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, including trade wars and recessions; our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the communications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Vance Oliver
Director, Investor Relations
(418) 572-8527
vance.oliver@exfo.com